Exhibit 99.1

Bilibili Inc. Announces Third Quarter 2020 Financial Results

SHANGHAI, November 18, 2020 — Bilibili Inc. (“Bilibili” or the “Company”) (NASDAQ: BILI), a leading online entertainment platform for young generations in China, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Third Quarter 2020 Highlights:

•	Total net revenues reached RMB3,225.7 million (US$475.1 million), a 74% increase from the same period in 2019.

•	Average monthly active users (MAUs) reached 197.2 million, and mobile MAUs reached 183.5 million, representing increases of 54% and 61%, respectively, from the same period in 2019.

•	Average daily active users (DAUs) reached 53.3 million, a 42% increase from the same period in 2019.

•	Average monthly paying users (MPUs1) reached 15.0 million, an 89% increase from the same period in 2019.

“We are excited to announce another great quarter with exceptional growth in both user numbers and our top line,” said Mr. Rui Chen, Chairman of the Board and Chief Executive Officer of Bilibili. “Our effective user growth strategy and expanding content library helped us to reach an even broader audience. In August, our MAUs exceeded 200 million, marking a new monthly record. This milestone is just the beginning. We envision that the inevitable video-lization trend will lead to great opportunities for Bilibili to grow and expand as the go-to platform for online content in China. As we leverage our core capabilities in providing engaging content and community experience, we are committed to further improving our brand equity and capturing this market opportunity. We believe the investments we are making now to increase our stronghold in China’s entertainment market will yield considerable and sustainable return in the long run.”

Mr. Sam Fan, Chief Financial Officer of Bilibili, said, “Our strong user growth continues fueling our top line expansion. In the third quarter, we achieved another quarter of record high revenue, which reached RMB3.2 billion, up 74% year-over-year, once again beating the top end of our guidance. As we rolled out more premium content and services, more traffic was converted to paying users and our overall paying ratio improved. MPUs were 15.0 million in the third quarter, demonstrating an 89% increase year-over-year. We are also glad to have achieved gross margin improvement for the sixth-consecutive quarter, reaching 23.6%. Looking ahead, we are committed to executing our growth strategy and investing in our future growth, which we believe will bring long-term value to all of our stakeholders.”

Third Quarter 2020 Financial Results

Total net revenues. Total net revenues were RMB3,225.7 million (US$475.1 million), representing an increase of 74% from the same period of 2019.

Mobile games. Revenues from mobile games were RMB1,275.1 million (US$187.8 million), representing an increase of 37% from the same period of 2019. The increase was primarily due to the successful newly launched mobile games.

Value-added services (VAS) (formerly known as Live broadcasting and VAS). Revenues from VAS were RMB979.6 million (US$144.3 million), representing an increase of 116% from the same period of 2019, mainly attributable to the Company’s enhanced monetization efforts, led by increases in the number of paying users for the Company’s premium membership program, live broadcasting services and other value-added services.

Advertising. Revenues from advertising were RMB557.5 million (US$82.1 million), representing an increase of 126% from the same period of 2019. This increase was primarily attributable to the increasing number of advertisers, which was driven by further recognition of Bilibili’s brand name in China’s online advertising market.

E-commerce and others. Revenues from e-commerce and others were RMB413.4 million (US$60.9 million), representing an increase of 83% from the same period of 2019, primarily attributable to the increase in sales of products through the Company’s e-commerce platform.

Cost of revenues. Cost of revenues was RMB2,464.1 million (US$362.9 million), representing an increase of 63% compared to the same period of 2019. Revenue-sharing cost, a key component of cost of revenues, was RMB1,179.5 million (US$173.7 million), representing an increase of 77% from the same period in 2019.

Gross profit. Gross profit was RMB761.6 million (US$112.2 million), representing an increase of 117% from the same period in 2019, which was primarily due to increased net revenues.

Total operating expenses. Total operating expenses were RMB1,844.9 million (US$271.7 million), representing an increase of 138% from the same period of 2019.

Sales and marketing expenses. Sales and marketing expenses were RMB1,190.4 million (US$175.3 million), representing a 227% increase year-over-year. The increase was primarily attributable to increased channel and marketing expenses associated with Bilibili’s app and brand, as well as promotional expenses for the Company’s mobile games. The increase was also attributable to the increase in headcount in sales and marketing personnel.

General and administrative expenses. General and administrative expenses were RMB253.5 million (US$37.3 million), representing a 55% increase year-over-year. The increase was primarily due to the increased headcount in general and administrative personnel, increased share-based compensation expenses, increased allowance for doubtful accounts, higher rental expenses and other general and administrative expenses.

Research and development expenses. Research and development expenses were RMB401.0 million (US$59.1 million), representing a 62% increase year-over-year. The increase was primarily due to increased headcount in research and development personnel and increased share-based compensation expenses.

Loss from operations. Loss from operations was RMB1,083.3 million (US$159.6 million), compared to RMB423.1 million in the same period of 2019.

Income tax expense. Income tax expense was RMB17.3 million (US$2.5 million), compared to RMB8.1 million in the same period of 2019.

Net loss. Net loss was RMB1,100.9 million (US$162.1 million), compared to RMB405.7 million in the same period of 2019.

Adjusted net loss2. Adjusted net loss, which is a non-GAAP measure that excludes share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions and income tax related to intangible assets acquired through business acquisitions, was RMB990.0 million (US$145.8 million), compared to RMB343.1 million in the same period of 2019.

Basic and diluted EPS and adjusted basic and diluted EPS2. Basic and diluted net loss per share were RMB3.08 (US$0.45), compared to RMB1.24 in the same period of 2019. Adjusted basic and diluted net loss per share were RMB2.76 (US$0.41), compared to RMB1.05 in the same period of 2019.

Cash and cash equivalents, time deposits and short-term investments. As of September 30, 2020, the Company had cash and cash equivalents, time deposits, as well as short-term investments of RMB14.1 billion (US$2.1 billion), compared to RMB8.1 billion as of December 31, 2019.

Recent Development

In August 2020, the Company entered into a Subscription Agreement with Huanxi Media Group Limited (“Huanxi Media”) (HKEX: 1003) for 346,626,954 newly issued ordinary shares of Huanxi Media for an aggregate consideration of approximately HK$513.0 million (US$66.2 million). Upon the completion of this transaction, the Company will beneficially own approximately 9.90% of Huanxi Media’s total issued shares.

Simultaneous with the execution of the Subscription Agreement, two wholly-owned subsidiaries of the Company entered into a five-year business cooperation agreement with a wholly-owned operating subsidiary of Huanxi Media, pursuant to which Bilibili and Huanxi Media will pursue collaboration opportunities in online entertainment for the Chinese market, including films and TV drama series, and developing derivative intellectual property rights of the films and other TV programs owned by Huanxi Media.

Outlook

For the fourth quarter of 2020, the Company currently expects net revenues to be between RMB3.60 billion and RMB3.70 billion.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates, which are all subject to various uncertainties, including those related to the ongoing COVID-19 pandemic.

[1]

The paying users are calculated by number of users who paid for games, live broadcasting, premium membership, Bilibili Comic and Maoer, after eliminating duplicates of users paid for multiple services other than users of Maoer. The Company adds the number of paying users of Maoer toward its total paying users without eliminating duplicates.

[2]

Adjusted net loss and adjusted basic and diluted EPS are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Conference Call

The Company’s management will host an earnings conference call at 8:00 PM U.S. Eastern Time on November 18, 2020 (9:00 AM Beijing/Hong Kong time on November 19, 2020).

Details for the conference call are as follows:

Event Title:	Bilibili Inc. Third Quarter 2020 Earnings Conference Call
Conference ID:	4395658
Registration Link:	http://apac.directeventreg.com/registration/event/4395658

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, an event passcode, and a unique registrant ID, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.bilibili.com.

A replay of the conference call will be accessible by phone two hours after the conclusion of the live call at the following numbers, until November 25, 2020:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Hong Kong:	800-963-117
China:	400-632-2162
Replay Access Code:	4395658

About Bilibili Inc.

Bilibili represents an iconic brand of online entertainment with a mission to enrich the everyday life of young generations in China. Bilibili is a full-spectrum online entertainment world covering a wide array of genres and media formats, including videos, live broadcasting and mobile games. Bilibili provides an immersive entertainment experience and high-quality content that caters to the evolving and diversified interests of its users and communities, and has built its platform based on the strong emotional connections of Bilibili’s users to its content and communities.

For more information, please visit: http://ir.bilibili.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted net loss, adjusted net loss per share and per ADS, basic and diluted, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions and income tax related to intangible assets acquired through business acquisitions, which are non-cash charges. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.7896 to US$1.00, the exchange rate on September 30, 2020 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, Outlook and quotations from management in this announcement, as well as Bilibili’s strategic and operational plans, contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the impact of the COVID-19 pandemic on the Bilibili’s business, results of operations, financial condition, and stock price; Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509 9255 Ext. 8523

E-mail: ir@bilibili.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: bilibili@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

BILIBILI INC.

Unaudited Condensed Consolidated Statements of Operations

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2019	2020	2020	2019	2020
	RMB	RMB	RMB	RMB	RMB
Net revenues:
Mobile games	933,133	1,247,977	1,275,136	2,726,444	3,673,726
Value-added services (formerly known as Live broadcasting and VAS)	452,518	825,251	979,633	1,070,183	2,598,437
Advertising	247,186	348,572	557,510	527,421	1,120,348
E-commerce and others	226,126	195,801	413,434	446,105	766,338

Total net revenues	1,858,963	2,617,601	3,225,713	4,770,153	8,158,849
Cost of revenues	(1,507,684)	(2,013,588)	(2,464,138)	(3,977,819)	(6,262,797)
Gross profit	351,279	604,013	761,575	792,334	1,896,052
Operating expenses:
Sales and marketing expenses	(363,859)	(675,092)	(1,190,354)	(785,350)	(2,471,403)
General and administrative expenses	(163,217)	(208,411)	(253,475)	(432,973)	(633,263)
Research and development expenses	(247,308)	(330,628)	(401,030)	(649,243)	(1,028,993)

Total operating expenses	(774,384)	(1,214,131)	(1,844,859)	(1,867,566)	(4,133,659)

Loss from operations	(423,105)	(610,118)	(1,083,284)	(1,075,232)	(2,237,607)
Other income/(expenses):
Investment income, net	513	31,423	14,245	97,028	19,187
Interest income	52,018	23,504	18,150	126,396	68,306
Interest expense	(16,047)	(22,671)	(35,961)	(31,685)	(73,804)
Exchange (losses)/gains	(5,640)	4,213	11,406	(8,588)	28,329
Others, net	(5,362)	14,734	(8,176)	4,663	23,891

Total other income/(expenses), net	25,482	51,203	(336)	187,814	65,909

Loss before income tax	(397,623)	(558,915)	(1,083,620)	(887,418)	(2,171,698)
Income tax	(8,082)	(11,939)	(17,277)	(28,941)	(38,608)

Net loss	(405,705)	(570,854)	(1,100,897)	(916,359)	(2,210,306)
Accretion to redeemable noncontrolling interests	—	(1,760)	(1,262)	—	(4,292)
Net (gain)/loss attributable to noncontrolling interests	(1,652)	5,966	20,143	10,227	30,693

Net loss attributable to the Bilibili Inc.’s shareholders	(407,357)	(566,648)	(1,082,016)	(906,132)	(2,183,905)
Net loss per share, basic	(1.24)	(1.63)	(3.08)	(2.82)	(6.36)
Net loss per ADS, basic	(1.24)	(1.63)	(3.08)	(2.82)	(6.36)
Net loss per share, diluted	(1.24)	(1.63)	(3.08)	(2.82)	(6.36)
Net loss per ADS, diluted	(1.24)	(1.63)	(3.08)	(2.82)	(6.36)
Weighted average number of ordinary shares, basic	327,231,439	348,634,400	351,301,703	321,634,678	343,156,614
Weighted average number of ADS, basic	327,231,439	348,634,400	351,301,703	321,634,678	343,156,614
Weighted average number of ordinary shares, diluted	327,231,439	348,634,400	351,301,703	321,634,678	343,156,614
Weighted average number of ADS, diluted	327,231,439	348,634,400	351,301,703	321,634,678	343,156,614

The accompanying notes are an integral part of this press release.

BILIBILI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2019	2020	2020	2019	2020
	RMB	RMB	RMB	RMB	RMB
Share-based compensation expenses included in:
Cost of revenues	6,381	7,256	10,296	17,566	24,427
Sales and marketing expenses	3,424	11,212	10,757	10,324	28,728
General and administrative expenses	21,855	41,421	41,509	52,210	109,346
Research and development expenses	19,688	26,758	33,804	50,896	76,036

Total	51,348	86,647	96,366	130,996	238,537

BILIBILI INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	December 31,	September 30,
	2019	2020
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	4,962,660	5,927,471
Time deposits	1,844,558	4,910,762
Accounts receivable, net	744,845	1,186,171
Prepayments and other current assets	1,511,191	1,810,870
Short-term investments	1,260,810	3,260,895

Total current assets	10,324,064	17,096,169

Non-current assets:
Property and equipment, net	516,087	787,701
Production cost, net	443,533	666,281
Intangible assets, net	1,657,333	2,368,253
Goodwill	1,012,026	1,295,786
Long-term investments, net	1,251,129	1,548,769
Other long-term assets	312,395	583,488

Total non-current assets	5,192,503	7,250,278

Total assets	15,516,567	24,346,447

Liabilities
Current liabilities:
Accounts payable	1,904,042	2,932,801
Salary and welfare payables	355,936	530,305
Taxes payable	67,856	111,132
Short-term loan	—	100,000
Deferred revenue	1,369,000	2,117,864
Accrued liabilities and other payables	575,763	1,217,655
Total current liabilities	4,272,597	7,009,757
Non-current liabilities:
Long-term debt	3,414,628	8,699,504
Other long-term liabilities	192,882	226,949

Total non-current liabilities	3,607,510	8,926,453

Total liabilities	7,880,107	15,936,210

Total Bilibili Inc.’s shareholders’ equity	7,052,484	8,212,321
Noncontrolling interests	583,976	197,916

Total shareholders’ equity	7,636,460	8,410,237

Total liabilities and shareholders’ equity	15,516,567	24,346,447

BILIBILI INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2019	2020	2020	2019	2020
	RMB	RMB	RMB	RMB	RMB
Net loss	(405,705)	(570,854)	(1,100,897)	(916,359)	(2,210,306)
Add:
Share-based compensation expenses	51,348	86,647	96,366	130,996	238,537
Amortization expense related to intangible assets acquired through business acquisitions	11,305	8,472	16,007	40,795	32,951
Income tax related to intangible assets acquired through business acquisitions	—	—	(1,514)	—	(1,514)

Adjusted net loss	(343,052)	(475,735)	(990,038)	(744,568)	(1,940,332)

Net loss attributable to the Bilibili Inc.’s shareholders	(407,357)	(566,648)	(1,082,016)	(906,132)	(2,183,905)
Add:
Share-based compensation expenses	51,348	86,647	96,366	130,996	238,537
Amortization expense related to intangible assets acquired through business acquisitions	11,305	8,472	16,007	40,795	32,951
Income tax related to intangible assets acquired through business acquisitions	—	—	(1,514)	—	(1,514)

Adjusted net loss attributable to the Bilibili Inc.’s shareholders	(344,704)	(471,529)	(971,157)	(734,341)	(1,913,931)

Adjusted net loss per share, basic	(1.05)	(1.35)	(2.76)	(2.28)	(5.58)
Adjusted net loss per ADS, basic	(1.05)	(1.35)	(2.76)	(2.28)	(5.58)
Adjusted net loss per share, diluted	(1.05)	(1.35)	(2.76)	(2.28)	(5.58)
Adjusted net loss per ADS, diluted	(1.05)	(1.35)	(2.76)	(2.28)	(5.58)
Weighted average number of ordinary shares, basic	327,231,439	348,634,400	351,301,703	321,634,678	343,156,614
Weighted average number of ADS, basic	327,231,439	348,634,400	351,301,703	321,634,678	343,156,614
Weighted average number of ordinary shares, diluted	327,231,439	348,634,400	351,301,703	321,634,678	343,156,614
Weighted average number of ADS, diluted	327,231,439	348,634,400	351,301,703	321,634,678	343,156,614